

January 31, 2013

<u>Via E-mail</u>
Mr. T. Greenlee Flanagin
President and Chief Executive Officer
Security Land & Development Corp
2816 Washington Rd #103
Augusta, GA 30909

   RE: **Security Land & Development Corp**
     **Form 10-K for the Fiscal Year Ended September 30, 2012**
     **Filed December 21, 2012**
     **File No. 0-07865**

Dear Mr. Flanagin:

   We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 2. Properties, page 3</u>

1. We note your disclosure of "effective rental rates" on page 5.  Please tell us whether you accounted for tenant concessions and allowances, such as periods of free rent.  Please revise your disclosure in future Exchange Act reports to account for such amounts, if any, in effective rental rates.

<u>Item 15. Exhibits, Financial Statement Schedules, page 29</u>

2. In future Exchange Act reports, please revise your filing to include the items required by Item 601(b)(3) of Regulation S-K.

Exhibit 31

3.  We note that the certification of your principal executive officer and principal financial officer contains out of date language.  In future filings, please revise to reference the "registrant" instead of "small business issuer" as proscribed in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions on the financial statements or related matters.  Please contact Folake Ayoola, Staff Attorney at (202) 551- 3673 with any other questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant